

# Steve Paris · 2nd

Senior Leader | Sales & Business Development | Marketing & Strategy

- Quotient Technology Inc.
- Washington University in St. Louis - Olin Business School

Nashville Metropolitan Area · **Contact info**

**500+** connections

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## Highlights

**1 mutual group**
You and Steve are both in Premium Career Group

## About

As a Senior Executive known for driving growth and developing resilient teams that excel under pressure, I thrive on building and turning around businesses in fast paced settings.

...see more

## Featured









Published · 1yr

**FIVE LEADERSHIP LESSONS FROM QUARANTINING WITH...**

Steve Paris on LinkedIn

In March, with daycare closed and my wife working full time at a local hospital, I became the primary care provider for our two young children several days each week. We were incredibl...

Published · 2yr

Resolutions...

**Forget About Personal Development Plans**

Steve Paris on LinkedIn

It's resolution season and I know that I need to be better. I don't want to just be good; I want to be great. A great husband, father, son, friend. A great boss, business partner,...

Link · 1y

**FC**
**Turnin**

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Giving
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## Activity

1,792 followers

+ Follow

Commented • 6d •

Shocking to me...60% replying new job/career. People leaders, we need to do better!

16 · 19 comments

Commented • 6d •

Amazing Susie, congrats!

574 · 33 comments

Commented • 6d •

Great opportunity!

13 · 1 comment

See all activity

## Experience

**Senior Sales Director**

Quotient Technology Inc. · Full-time

Mar 2021 - Present · 10 mos

Quotient is the leading digital media and promotions technology
company that creates cohesive omnichannel brand-building a ...see more



### Fan Owned Club
2 yrs 10 mos

### President
Oct 2020 - Present · 1 yr 3 mos
Greater Nashville Area, TN

Fan experiences are common, but it is rare to get a view of the inner
workings of the teams we follow. Fan Owned Club gives Fan ( ...see more

 

### Board of Directors
Mar 2019 - Present · 2 yrs 10 mos

### Chief Operations Officer
Mar 2019 - Jun 2020 · 1 yr 4 mos



### Aimia Inc
8 yrs 6 mos

### Senior Vice President, Aimia Kantar Insights
May 2012 - May 2019 · 7 yrs 1 mo
Greater Nashville Area, TN

Founded Aimia Kantar Insights joint venture with Kantar Consulting,
growing it from an idea to a thriving business with consistent  ...see more

### Senior Vice President, CVS Health Team Lead
Dec 2010 - May 2012 · 1 yr 6 mos
Providence, Rhode Island Area

Turned around the divisions #2 global priority account as General
Manager of CVS Health, converting engagement to a long ter  ...see more



### Senior Vice President
EYC - Now Symphony EYC, a Symphony Retail Solutions business
Apr 2009 - Dec 2010 · 1 yr 9 mos
Greater Minneapolis-St. Paul Area

Led regional office for loyalty analytics and retail consultancy including
the development and implementation of customer centric analysis and

 **General Mills**
8 yrs 1 mo

### Senior Marketing Manager
2007 - 2009 · 2 yrs 1 mo
Greater Minneapolis-St. Paul Area;

Led new product strategy from blue sky to commercialization for business unit including delivering 171% of plan for a new brand launch,

### Regional Marketing Manager - Cereal Partners Worldwide, Russia Region
2006 - 2007 · 1 yr 1 mo
Moscow, Russia

Led all marketing activities across a seven brand portfolio in Russia, Ukraine, Belarus and Kazakhstan

### General Manager, Medallion Labs
2005 - 2006 · 1 yr 1 mo
Greater Minneapolis-St. Paul Area

Turned around slumping business unit, driving record contribution of +27% and developing a long term strategy that delivered years of

**See all 4 positions**

## Education

 **Washington University in St. Louis - Olin Business School**
Master of Business Administration - MBA, Marketing

Activities and societies: Graduate Student Senate
Admissions

Wood Leadership Fellow – full tuition award
Bohm Prize in Marketing – faculty awarded

 **Isenberg School of Management, UMass Amherst**
Bachelor of Science - BS, Sport Management

Activities and societies: Track & Field, Judicial Board, College Pro Painters Franchise Owner, Vector Marketing, Athletic Department Game

Bachelor of Arts - BA, Pyschology (Double Major)
Senior Leadership Award

# Licenses & certifications



### Certified Digital Marketing Professional

Digital Marketing Institute

Issued Mar 2021 · No Expiration Date

Credential ID 30535136

See credential

# Skills

### Strategy · 54

Endorsed by Janet Sparkman and 10 others who are highly skilled at this

AIMIA  Endorsed by 4 colleagues at Aimia Inc

### Revenue & Profit Growth · 3

### Cross-functional Team Leadership · 36

Endorsed by Bruce von Stein and 5 others who are highly skilled at this

AIMIA  Endorsed by 4 colleagues at Aimia Inc

**See all 45 skills**

# Recommendations

**Received**      Given

### Zafar Khan · 2nd

CEO at Minnelight Ventures LLC | Co-Owner at Fan Owned Club

November 12, 2020, Zafar worked with Steve on the same team

I would highly recommend Steve for his strategic vision and hands-on management of FOC through the pandemic-driven turbulent times. His consistent focus, hard work and attention to detail has been instrumental in keeping things moving forward. His clear and level-headed

### Kelly Kilfoyle · 3rd

Director of Client Engagement at Intelligent Shopper Solutions, an IRI

Company June 9, 2019, Kelly reported directly to Steve

Steve is one of the strongest leaders I've ever worked with. He consistently set a clear vision for our group and encouraged us to find creative ways to tackle opportunities. Steve took genuine interest in developing the team and finding ways to push us to the next level. His

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### Thomas Arons · 3rd
Managing Director at Avantis Partners
October 15, 2012, Thomas reported directly to Steve

Steve is a consummate professional who I continue to look to for advice when I'm faced with a difficult issue regarding business strategy, people development or leadership. I had the pleasure of working for/with Steve for over a year and I continue using many of the things I learned during

**See all 10 received**

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## Interests

**Influencers**          Companies          Groups          Schools

### Doug McMillon in · 3rd
President & CEO at Walmart Inc.
1,019,178 followers

( + Follow )

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### Kevin Johnson in · 3rd
president and chief executive officer at Starbucks
84,615 followers

( + Follow )

**See all 5 influencers**